June 16, 2006

via U.S. mail
Brian Penny
Chief Financial Officer
 Western Goldfields, Inc.
1575 Delucchi Lane, Suite 116
Reno, Nevada 89502

Re:	Western Goldfields, Inc.
		Registration Statement on Form SB-2
      Filed May 19, 2006
      File No. 333-134269
      Form 10-KSB for the Fiscal Year Ended
      December 31, 2005
      File No. 0-50894


Dear Mr. Penny:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As disclosed in the definitive proxy statement filed on May 24, 2006, you sought shareholder approval for an increase in authorized shares from 100 million to 500 million. We note also that a condition to the exercise of the warrants and options issued in the
February 2006 financing was the approval by shareholders of the
amendment relating to the increase in authorized shares.   At the
time of the initial registration statement, such approval was not yet obtained.

It appears therefore that the options and warrants you propose to include in the registration statement were not "outstanding" at the time of filing the initial registration statement.
* Provide your analysis of why you believe the sale of shares underlying such securities had been completed in a private placement under Section 4(2) such that it was appropriate to register such shares for resale at the time of your initial filing.
* Also advise us of the results of the shareholder meeting scheduled for June 14, 2006, in which approval was being sought to increase the number of authorized shares.
* Lastly, advise us how you propose to address this situation.

We may have further comment.

2. Please revise the disclosure in the Form SB-2 as necessary to comply with all applicable comments written on your Form 10-KSB.
This will eliminate the need for us to repeat similar comments.


Selling Shareholder, page 37

3. Please disclose if any of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.



Form 10-KSB

Financial Statements, page 18

Consolidated Statements of Cash Flows, page 23

4. We note that you report a $3.9 million positive adjustment for an apparent decrease in restricted cash in the operating cash flow section for 2004. Please disclose the nature of the restricted cash activity. Since you appear to have had custody of the cash balance at December 31, 2003, it would be helpful for you to explain in your disclosure the reasons you believe reporting it as a cash inflow in
2004 is appropriate.

Note 2 - Summary of Significant Accounting Policies, page 24

Metal on Leach Pad and in Metal-in-process Inventory, page 28

5. We note your disclosure suggesting Industry Guide 7 has guided you in deciding to assign no value to mineral properties and metal on your leach pads. Although Industry Guide 7 covers reserve definitions and disclosure requirements, it provides no guidance pertaining to the accounting required for leach pads. Please disclose the manner by which you "took over" the Mesquite Mine in November 2003, with details sufficient to understand the nature of any accompanying transaction, including the amount and form of consideration conveyed, and the amount of expense recognized under the method you describe.
Please disclose your rationale for not assigning value to the properties acquired.

Note 10 -Loan Payable, page 34

6. We note your disclosure explaining that you entered into a gold hedging program under which you sold forward 50 percent of your expected production for delivery every three months during the period from January 2004 through October 2005. However, you explain that you settle these contracts in cash as they mature for the difference between the sales and hedged prices, multiplied by the quantities you agreed to deliver, and that you have actually made payments of $261,768 and $687,480 under this program in periods not specified. Although we understand that you intended to hedge the forecasted transactions with your forward contracts, and see that you have disclosure stating that you concluded that the program is effective, it is unclear how your particular arrangement complies with the guidance in paragraph 28(b) of SFAS 133, requiring that you have a reasonable expectation for the hedging relationship to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of your hedge. Please submit the documentation you had in place at inception of this arrangement which you compiled to comply with the requirements of paragraph 28(a) of SFAS 133, as well as the effectiveness tests you performed each quarter in arriving at your conclusions.

Note 12 - Preferred Stock, page 35

7. Please disclose the accounting implications of reducing the conversion price on your Series A Preferred stock in 2005 to $0.17 per share, and indicate the original conversion price prior to this action. Also disclose which party may elect conversion and the periods over which conversion may occur. Tell us the specific authoritative literature you have applied in making your accounting determination in this area.

Exhibit 32.2

8. We note that the individual identified in the body of your chief financial officer`s Section 906 certification letter does not correspond with his signature. Accordingly, please amend your filing to provide a revised certification from your chief financial officer that eliminates this inconsistency.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Please contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at
(202)
551-3757 or, in her absence, Timothy Levenberg, Special Counsel at
(202) 551-3707, with any other questions.


							Sincerely,



							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Henry Rothman, Esq.
	Troutman Standers LLP
	(212) 704-5950






Mr. Brian Penny
Western Goldfields, Inc.
June 16, 2006
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010